Exhibit 99.1

B Communications Reports Financial Results For the

Second Quarter of 2017

- Net profit of The Bezeq Group for The Second Quarter of 2017 of NIS 358 Million, Business as Usual -

- Net Profit Attributable to Shareholders of B Communications for the Second Quarter of 2017 of NIS 45 Million -

Ramat Gan, Israel - August 31, 2017 - B Communications Ltd. (“the Company”) (NASDAQ Global Select Market and TASE: BCOM), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corporation Ltd. (TASE: BEZQ), today reported its financial results for the second quarter of 2017.

“We are very pleased with the results of the second quarter of 2017 in which Bezeq achieved net profit of NIS 358 million ($102 million), which is on target with its annual net profit guidance of NIS 1.4 billion ($400 million) for 2017. With full confidence in Bezeq’s long term cash generating power, we will continue our efforts to strengthen our financial stability and liquidity in order to improve our debt and equity positions”  said Doron Turgeman, CEO of B Communications.

Agreement with the Israeli Tax Authority: On April 27, 2017, the Company entered into a tax assessment agreement with the Israeli Tax Authority with respect to final tax assessments for the tax years 2010-2014. The Agreement covers all pending tax assessments and other tax matters with respect to such years. Pursuant to the Agreement, the Company paid the Israeli Tax Authority NIS 25 million ($7 million), including interest and CPI linkage differences. In addition, according to the agreement the cost of Bezeq shares held by the Company for tax purposes will be approximately NIS 8.25 per share.

Dividends from Bezeq: In accordance with Bezeq’s dividend policy, Bezeq distributed during the second quarter of 2017 its profits for the second half of 2016 as a cash dividend of NIS 578 million ($165 million) to its shareholders. The dividend which was approved by Bezeq’s general meeting of shareholders was paid on May 29, 2017. B Communications share of the dividend distribution was NIS 152 million ($44 million).

On August 23, 2017, the Board of Directors of Bezeq resolved to recommend to the general meeting of its shareholders the distribution of a cash dividend of NIS 708 million ($203 million), representing Bezeq’s net profit for the first half of 2017. The dividend, which is subject to shareholders’ approval, will be paid on October 16, 2017 to shareholders of record as of October 1, 2017. B Communications’ share of the dividend distribution, if approved, is anticipated to be NIS 186 million ($53 million).

ISA Investigation: The Company has been reporting the events concerning the investigation by the Israel Securities Authority (“ISA”) relating to alleged improprieties surrounding the Yes-Bezeq deal. As reported, the investigation appears to focus on Bezeq’s 2015 acquisition of the remaining ownership interest in its satellite TV unit, Yes, from its parent company Eurocom Communications. As previously reported the Company’s Chairman and other senior officers at Yes were remanded to house arrest for a period of time and later barred from communicating on certain issues related to the investigation. In addition, following initial reports about the investigation, civil claims with motions to certify the claims as class action lawsuits were filed in Israel against the Company, Bezeq and others. The Company is currently evaluating the claims and its course of action.

1

Financial Liabilities and Liquidity

As of June 30, 2017, B Communications’ unconsolidated liquidity balances (comprised of cash and cash equivalents, short term investments and funds deposited in a pledged account) totaled NIS 372 million ($106 million) and its financial liabilities totaled NIS 2.45 billion ($702 million), including NIS 2 billion ($568 million) of Series C Debentures, NIS 461 million ($132 million) of Series B Debentures (the totals for both series include accrued interest and unamortized premiums, discounts and debt issuance costs) and a NIS 7 million ($2 million) tax liability.

(In millions)	June 30,	June 30,	June 30,	December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS
Financial liabilities
7⅜% Senior Secured Notes	-	-	2,500	-
Series B debentures	461	132	696	693
Series C debentures	1,986	568	-	1,881
Tax liability	7	2	71	34
Total financial liabilities	2,454	702	3,267	2,608

Liquidity
Cash and short term investments	336	96	252	388
Pledged account(1)	36	10	1,096	47
Total liquidity	372	106	1,348	435

Net debt	2,082	596	1,919	2,173

(1)	Account previously pledged as collateral to the security agent for the benefit of the holders of the 7⅜% Senior Secured Notes (the “Notes”). After the full redemption of the Notes in October 2016, the Pledged account is solely for the benefit of the holders of the Series C Debentures. According to the indenture for the Series C Debentures the account is required to include sufficient funds to meet the next interest payment payable to the holders of those debentures.

B Communications Unconsolidated Sources and Uses for the Six Months Ended June 30, 2017

(In millions)	NIS	US$

Net debt as of December 31, 2016	2,173	622

Dividend received from Bezeq	(152)	(43)
Financial expenses, net	57	16
Operating expenses	4	1

Net debt as of June 30, 2017	2,082	596

2

B Communications’ Second Quarter Consolidated Financial Results

B Communications’ consolidated revenues for the second quarter of 2017 totaled NIS 2.46 billion ($705 million), a 1.9% decrease compared to the NIS 2.51 billion reported in the second quarter of 2016. For both the current and the prior-year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

B Communications’ consolidated operating profit for the second quarter of 2017 totaled NIS 467 million ($134 million), a 9.7% decrease compared to the NIS 517 million reported in the second quarter of 2016.

B Communications’ consolidated net profit for the second quarter of 2017 totaled NIS 251 million ($72 million), a 4.9% decrease compared with the NIS 264 million reported in the second quarter of 2016.

B Communications’ net profit attributable to shareholders in the second quarter of 2017 was NIS 45 million ($13 million) compared with net profit attributable to shareholders of NIS 40 million reported in the second quarter of 2016.

B Communications’ Second Quarter Unconsolidated Financial Results

(In millions)	Three months ended June 30,			Year ended December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS
Interest in Bezeq’s net profit	94	27	99	332
Financing expenses, net	(27)	(8)	(38)	(485)
Operating expenses	(2)	-	(2)	(12)
Income tax expenses	-	-	-	(4)
PPA amortization, net	(20)	(6)	(19)	(67)
Net profit (loss)	45	13	40	(236)

As of June 30, 2017, B Communications held approximately 26.34% of Bezeq’s outstanding shares. B Communications’ interest in Bezeq’s net profit for the second quarter of 2017 totaled NIS 94 million ($27 million), compared with NIS 99 million reported in the second quarter of 2016.

During the second quarter of 2017, B Communications recorded net amortization expenses of NIS 20 million ($6 million), related to its Bezeq purchase price allocation (“Bezeq PPA”). From April 14, 2010, the date of the acquisition of its interest in Bezeq, until June 30, 2017, B Communications has amortized approximately 78% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment.

B Communications’ unconsolidated net financial expenses for the second quarter of 2017 totaled NIS 27 million ($8 million) compared with net financial expenses of NIS 38 million in the second quarter of 2016. B Communications’ net financial expenses in the second quarter of 2017 included NIS 26 million ($8 million) related to its Series B and C debentures and financial expenses of NIS 1 million ($300 thousands) generated by short term investments.

B Communications’ unconsolidated net profit for the second quarter of 2017 was NIS 45 million ($13 million) compared with net profit attributable to shareholders of NIS 40 million reported in the second quarter of 2016.

3

The Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter ended June 30, 2017. For a full discussion of Bezeq’s results for the quarter ended June 30, 2017, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q2 2017	Q2 2016	% change
	(NIS millions)

Revenues	2,463	2,511	(1.9)%
Operating profit	573	616	(7.0)%
Operating margin	23.3%	24.5%
Net profit	358	377	(5.0)%
EBITDA	997	1,056	(5.6)%
EBITDA margin	40.5%	42.1%
Diluted EPS (NIS)	0.13	0.14	(7.1)%
Cash flow from operating activities	875	870	0.6%
Payments for investments	406	387	4.9%
Free cash flow [1]	487	539	(9.6)%
Total debt	11,519	11,504	0.1%
Net debt	9,646	9,254	4.2%
EBITDA (trailing twelve months)	3,972	4,135	(3.9)%
Net debt/EBITDA (end of period) [2]	2.43	2.24

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the second quarter of 2017 were NIS 2.46 billion ($705 million) compared to NIS 2.51 billion in the corresponding quarter of 2016, a decrease of 1.9%. The decrease was due to lower revenues at Bezeq Fixed-Line, Pelephone and Yes partially offset by an increase in revenues at Bezeq International.

Salary expenses of the Bezeq Group in the second quarter of 2017 were NIS 494 million ($139 million) compared to NIS 495 million in the corresponding quarter of 2016, a decrease of 0.2%.

Operating expenses of the Bezeq Group in the second quarter of 2017 were NIS 973 million ($278 million) compared to NIS 972 million in the corresponding quarter of 2016, an increase of 0.1%.

Other operating income, net of the Bezeq Group in the second quarter of 2017 amounted to NIS 1 million ($300 thousands) compared to NIS 12 million in the corresponding quarter of 2016. Other operating income, net was impacted due to timing differences in the sale of real estate at Bezeq Fixed-Line in the second quarter of 2017.

Depreciation and amortization expenses of the Bezeq Group in the second quarter of 2017 were NIS 424 million ($121 million) compared to NIS 440 million in the corresponding quarter of 2016, a decrease of 3.6%. The decrease was primarily due to a reduction in depreciation expenses at Bezeq Fixed-Line as well as a reduction in PPA amortization expenses recorded in connection with the increase in its ownership interest in Yes.

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Operating profit of the Bezeq Group in the second quarter of 2017 was NIS 573 million ($164 million) compared to NIS 616 million in the corresponding quarter of 2016, a decrease of 7.0%.

Financing expenses, net of the Bezeq Group in the second quarter of 2017 amounted to NIS 102 million ($29 million) compared to NIS 105 million in the corresponding quarter of 2016, a decrease of 2.9%. The decrease in financing expenses was primarily due a decrease in the estimated second contingent consideration in relation to the acquisition of Yes of NIS 84 million ($24 million). This amount was partially offset by an update in the estimated fair value of advanced payments made by the Bezeq Group to Eurocom DBS of NIS 57 million ($16 million), increased financing expenses at Yes as well as financing expenses of NIS 13 million recognized in connection with the exchange of Yes debentures for Bezeq Fixed-Line debentures.

Tax expenses of the Bezeq Group in the second quarter of 2017 were NIS 111 million ($32 million) compared to NIS 133 million in the corresponding quarter of 2016, a decrease of 16.5%. The decrease was due a decrease in the Israeli corporate tax rates from 25% in 2016 to 24% in 2017.

Net profit of the Bezeq Group in the second quarter of 2017 was NIS 358 million ($102 million) compared to NIS 377 million in the corresponding quarter of 2016, a decrease of 5.0%.

EBITDA of the Bezeq Group in the second quarter of 2017 was NIS 997 million ($285 million) (EBITDA margin of 40.5%) compared to NIS 1.056 billion (EBITDA margin of 42.1%) in the corresponding quarter of 2016, a decrease of 5.6%.

Cash flow from operating activities of the Bezeq Group in the second quarter of 2017 was NIS 875 million ($250 million) compared to NIS 870 million in the corresponding quarter of 2016, an increase of 0.6%.

Payments for investments (Capex) of the Bezeq Group in the second quarter of 2017 was NIS 406 million ($116 million) compared to NIS 387 million in the corresponding quarter of 2016, an increase of 4.9%.

Free cash flow of the Bezeq Group in the second quarter of 2017 was NIS 487 million ($139 million) compared to NIS 539 million in the corresponding quarter of 2016, a decrease of 9.6%. The decrease was primarily due to decrease in proceeds from the sale of real estate in the amount of NIS 38 million ($11 million).

Total debt of the Bezeq Group as of June 30, 2017 was NIS 11.5 billion ($3.3 billion) compared to NIS 11.5 billion as of June 30, 2016.

Net debt of the Bezeq Group was NIS 9.6 billion ($2.75 billion) as of June 30, 2017 compared to NIS 9.3 billion as of June 30, 2016.

Net debt to EBITDA (trailing twelve months) ratio of the Bezeq Group as of June 30, 2017, was 2.43, compared to 2.24 as of June 30, 2016.

Notes:

Convenience translation to U.S Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.496 = US$ 1 as published by the Bank of Israel for June 30, 2017.

5

Use of non-IFRS financial measures

We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

●	EBITDA - defined as net profit plus income tax expenses, share of loss in equity accounted investee, net financing expenses and depreciation and amortization;
●	EBITDA trailing twelve months - defined as net profit plus income tax expenses, share of loss in equity accounted investee, net financing expenses and depreciation and amortization during last twelve months;
●	Net debt - defined as long and short term bank loans and debentures minus cash and cash equivalents and short term investments;
●	Net debt to EBITDA ratio - defined as net debt divided by the trailing twelve months EBITDA;
●	Free Cash Flow (FCF) - defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net profit or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Management of Bezeq believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net.

Bezeq also uses the net debt and net debt to EBITDA trailing twelve months ratio to analyze its financial capacity for further leverage and in analyzing the company’s business and financial condition. Net debt reflects long and short term liabilities minus cash and cash equivalents and investments.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company’s consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

6

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

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B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

	June 30,	June 30,	June 30,	December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS

Current Assets
Cash and cash equivalents	1,948	558	1,357	762
Restricted cash	-	-	658	-
Investments	297	85	1,584	907
Trade receivables	1,991	570	2,029	2,000
Other receivables	349	100	210	216
Related party	56	16	29	-
Inventory	105	30	109	106
Total current assets	4,746	1,359	5,976	3,991

Non-Current Assets
Trade and other receivables	507	145	647	644
Property, plant and equipment	7,049	2,016	7,120	7,072
Intangible assets	6,314	1,806	6,859	6,534
Deferred expenses and investments	448	128	636	447
Broadcasting rights	456	130	455	432
Investment in equity-accounted investee	12	3	21	18
Deferred tax assets	1,015	290	1,099	1,007
Total non-current assets	15,801	4,518	16,837	16,154

Total assets	20,547	5,877	22,813	20,145

8

B Communications Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

	June 30,	June 30,	June 30,	December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS

Current Liabilities
Bank loans and credit and debentures	1,184	339	2,184	2,051
Trade and other payables	1,621	464	1,607	1,640
Related party	-	-	208	32
Current tax liabilities	119	34	698	138
Provisions	79	23	90	80
Employee benefits	318	91	370	315
Total current liabilities	3,321	951	5,157	4,256

Non-Current Liabilities
Bank loans and debentures	12,769	3,651	12,716	11,446
Employee benefits	259	74	239	258
Other liabilities	251	72	252	244
Provisions	48	14	46	47
Deferred tax liabilities	542	155	667	593
Total non-current liabilities	13,869	3,966	13,920	12,588

Total liabilities	17,190	4,917	19,077	16,844

Equity
Attributable to shareholders of the Company	1,252	358	1,426	1,170
Non-controlling interests	2,105	602	2,310	2,131
Total equity	3,357	960	3,736	3,301

Total liabilities and equity	20,547	5,877	22,813	20,145

9

B Communications Ltd.

Condensed Consolidated Statements of Income for the

(In millions except per share data)

							Year ended
	Six months period ended June 30,			Three months period ended June 30,			December 31,
	2017	2017	2016	2017	2017	2016	2016
	NIS	US$	NIS	NIS	US$	NIS	NIS

Revenues	4,916	1,406	5,070	2,463	705	2,511	10,084

Costs and expenses
Depreciation and amortization	1,053	302	1,083	525	150	538	2,161
Salaries	998	285	1,008	494	141	494	2,015
General and operating expenses	1,936	554	1,995	975	279	974	4,021
Other operating expenses (income), net	1	-	(7)	2	1	(12)	21

	3,988	1,141	4,079	1,996	571	1,994	8,218

Operating profit	928	265	991	467	134	517	1,866

Financing expenses, net	260	74	335	129	37	143	931

Profit after financing expenses, net	668	191	656	338	97	374	935

Share of loss in equity-accounted investee	4	1	2	2	1	1	5

Profit before income tax	664	190	654	336	96	373	930

Income tax expenses	174	50	230	85	24	109	442

Net profit for the period	490	140	424	251	72	264	488

Profit (loss) attributable to:
Shareholders of the Company	84	24	17	45	13	40	(236)
Non-controlling interests	406	116	407	206	59	224	724

Net Profit for the period	490	140	424	251	72	264	488

Earnings (loss) per share
Basic	2.82	0.81	0.59	1.51	0.43	1.35	(7.92)
Diluted	2.82	0.81	0.59	1.51	0.43	1.35	(7.92)

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Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net profit to EBITDA:

(In millions)	Three month period ended June 30,			Trailing twelve months ended June 30,
	2017	2017	2016	2017	2017	2016
	NIS	US$	NIS	NIS	US$	NIS

Net profit	358	102	377	1,287	368	1,441
Income tax expenses	111	32	133	533	152	579
Share of loss in equity-accounted investee	2	1	1	7	2	6
Financing expenses, net	102	29	105	443	127	304
Depreciation and amortization	424	121	440	1,702	487	1,805

EBITDA	997	285	1,056	3,972	1,136	4,135

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

(In millions)	As at June 30,
	2017	2017	2016
	NIS	US$	NIS

Short term bank loans and credit and debentures	958	274	1,958
Non-current bank loans and debentures	10,561	3,020	9,546
Cash and cash equivalents	(1,854)	(530)	(1,338)
Investments	(19)	(5)	(912)

Net debt	9,646	2,759	9,254

Net Debt to Trailing Twelve Months EBITDA Ratio

The following table shows the calculation of the Bezeq Group’s net debt to EBITDA trailing twelve months ratio:

(In millions)	As at June 30,
	2017	2017	2016
	NIS	US$	NIS

Net debt	9,646	2,759	9,254

Trailing twelve months EBITDA	3,972	1,136	4,135

Net debt to EBITDA ratio	2.43	2.43	2.24

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three month period ended June 30,
	2017	2017	2016
	NIS	US$	NIS

Cash flow from operating activities	875	250	870
Purchase of property, plant and equipment	(303)	(87)	(317)
Investment in intangible assets and deferred expenses	(103)	(29)	(70)
Proceeds from the sale of property, plant and equipment	18	5	56

Free cash flow	487	139	539

11

Designated Disclosure with Respect to the Company’s Projected Cash Flows

In connection with the issuance of our Series C Debentures in September 2016, we undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the prospectus governing our Series C Debentures.

This model provides that in the event certain financial “warning signs” exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series C Debentures.

In examining the existence of warning signs as of June 30, 2017, our board of directors noted that our consolidated financial statements (unaudited) as well as our separate internal (unpublished) unaudited financial information as of and for the quarter ended June 30, 2017 reflect that we had a continuing negative cash flow from operating activities of NIS 2 million for the second quarter of 2017.

The Israeli regulations provide that the existence of a continuing negative cash flow from operating activities could be deemed to be a “warning sign” unless our board of directors determines that the possible “warning sign” does not reflect a liquidity problem.

Such continuing negative cash flow from operating activities results from the general operating expenses of the Company of NIS 2 million for the second quarter of 2017 and due to the fact that the Company, as a holding company, does not have any cash inflows from operating activities. Our main source of cash inflows is generated from dividends (classified as cash flow from investing activities) or debt issuances (classified as cash flow from financing activities).

Such continuing negative cash flow from operating activities does not effect our liquidity in any manner. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of the continuing negative cash flow from operating activities, as mentioned above, does not reflect a liquidity problem.

Disclosure with Respect to the Company’s Requirements Under Series C Debentures

The Company declares with respect to the PR reporting period as follows:

1.	The Company did not record in favor of a third party any lien of any rank whatsoever over its direct or indirect holdings of 691,361,036 shares of Bezeq (the “Bezeq Shares”) including over any of the rights accompanying such shares.
2.	The Company did not make any disposition of the Bezeq Shares.
3.	The Company did not assume any financial debt (as defined in the Trust Deed of Series C) during the reporting period (other than in the framework of the issuance of the Debentures (Series C), and its wholly owned subsidiaries, including B Communications (SP1) and B Communications (SP2) did not issue any financial debt whatsoever during the reporting period.
4.	As of the reporting date, the Company holds approximately 26.34% of Bezeq’s outstanding shares, directly and through its subsidiary.
5.	The equity attributable to the Company’s shareholders (not including non-controlling interests) according to this report amounts to NIS 1,252 million, and represents 33.8% of the Company’s total balance sheet on an unconsolidated basis.

12

B Communications’ Unconsolidated Balance Sheet

(In millions)	June 30,	June 30,	June 30,	December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS
Current assets
Cash and cash equivalents	94	27	677	114
Short-term investments	278	80	671	321
Other receivables	1	-	168	1
Total current assets	373	107	1,516	436

Non-current assets
Investment in an investee(*)	3,333	953	3,406	3,342

Total assets	3,706	1,060	4,922	3,778

Current liabilities
Current maturities of debentures	226	65	226	226
Other payables	20	6	100	64
Total current liabilities	246	71	326	290

Non-current liabilities
Debentures	2,208	631	3,170	2,318

Total liabilities	2,454	702	3,496	2,608

Total equity	1,252	358	1,426	1,170

Total liabilities and equity	3,706	1,060	4,922	3,778

(*) Investment in Bezeq.

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